Exhibit (a)(5)(lxxvi)

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA  18195-1501

Air Products Makes Best and Final Offer for Airgas

Increases All-Cash Offer to $70 Per Share

LEHIGH VALLEY, Pa. (December 9, 2010) – Air Products (NYSE: APD) today announced it has increased its fully financed cash tender offer to acquire all of the outstanding shares of Airgas, Inc. (NYSE: ARG) to $70 per share.  This is Air Products’ best and final offer for Airgas and will not be further increased.  It provides a 61% premium to Airgas’ closing price on February 4, 2010, the day before Air Products first announced an offer to acquire Airgas.

John E. McGlade, Air Products chairman, president and chief executive officer, said, “It is time to bring this matter to a conclusion, and we are today making our best and final offer for Airgas.  The Air Products Board has determined that it is not in the best interests of Air Products shareholders to pursue this transaction indefinitely, and Airgas shareholders should be aware that Air Products will not pursue this offer to another Airgas shareholder meeting, whenever it may be held.”

McGlade continued, “We are more than a year into this process, and the majority of the Airgas Board has made it clear that they do not intend to negotiate a deal.  Accordingly, if Airgas shareholders want this compelling offer, they must make their voices heard now.  The reality is that there are no other bidders for Airgas and Airgas has no alternative value creation plan other than the status quo.  At $70 per share, this offer would deliver an extraordinary premium to Airgas shareholders and create significant value for Air Products shareholders.  Airgas shareholders deserve the opportunity to decide for themselves whether they want to accept $70 per share in cash.”

Air Products first approached Airgas with a proposed transaction in October 2009.  Air Products has since repeatedly attempted to negotiate a transaction, increased its offer price several times, cleared the regulatory hurdles to completing a transaction in 2010, and obtained the support of Airgas’ shareholders at its 2010 annual meeting.  Airgas has responded with unrealistic price expectations and repeated delaying tactics, all in support of a “just say no” strategy.

In connection with increasing the offer to Air Products’ best and final price, and to allow the Delaware Chancery Court time to rule in the ongoing litigation, the expiration of the tender offer has been extended to January 14, 2011.  Air Products reserves the right to further amend the expiration date, including by accelerating it (which may, in certain circumstances, have the effect of causing a termination of the offer), based on developments in the Delaware litigation or otherwise, in each case as permitted by applicable law.

The revised offer and withdrawal rights will expire at 12:00 midnight New York City time on January 14, 2011.  Except for the price increase, all other terms and conditions of the offer remain unchanged.  The tender offer and withdrawal rights were previously scheduled to expire on December 17, 2010.  As of the close of business on December 8, 2010, approximately 2,175,398 shares of Airgas common stock had been validly tendered into and not withdrawn from the offer.

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Air Products’ financial advisors are J. P. Morgan Securities Inc. and Perella Weinberg Partners, its legal advisors are Cravath, Swaine & Moore LLP and Arnold & Porter, and its information agent is MacKenzie Partners, Inc.

Air Products (NYSE:APD) serves customers in industrial, energy, technology and healthcare markets worldwide with a unique portfolio of atmospheric gases, process and specialty gases, performance materials, and equipment and services. Founded in 1940, Air Products has built leading positions in key growth markets such as semiconductor materials, refinery hydrogen, home healthcare services, natural gas liquefaction, and advanced coatings and adhesives. The company is recognized for its innovative culture, operational excellence and commitment to safety and the environment. In fiscal 2010, Air Products had revenues of $9 billion, operations in over 40 countries, and 18,300 employees around the globe. For more information, visit: www.airproducts.com

ADDITIONAL INFORMATION
On February 11, 2010, Air Products Distribution, Inc. (“Purchaser”), a wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), commenced a cash tender offer for all the outstanding shares of common stock of Airgas, Inc. (“Airgas”) not already owned by Air Products, subject to the terms and conditions set forth in the Offer to Purchase dated as of February 11, 2010 (the “Offer to Purchase”). The purchase price to be paid upon the successful closing of the cash tender offer is $70 per share in cash, without interest and less any required withholding tax, subject to the terms and conditions set forth in the Offer to Purchase, as amended. The offer is scheduled to expire at midnight, New York City time, on Friday, January 14, 2011, unless further amended in the manner set forth in the Schedule TO.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by Air Products with the U.S. Securities and Exchange Commission (“SEC”) on February 11, 2010. INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of these documents and other documents filed with the SEC by Air Products through the web site maintained by the SEC at http://www.sec.gov. The Offer to Purchase and related materials may also be obtained for free by contacting the Information Agent for the tender offer, MacKenzie Partners, Inc., at 212-929-5500 or toll-free at 800-322-2885.

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Media Inquiries:
(Air Products)
Betsy Klebe, tel: (610) 481-4697; e-mail: klebeel@airproducts.com.

(Sard Verbinnen & Co)
George Sard/David Reno, tel: (212) 687-8080.

Investor Inquiries:
(Air Products)
Simon Moore, tel: (610) 481-7461; e-mail: mooresr@airproducts.com.

(MacKenzie Partners)
Larry Dennedy/Charlie Koons, tel: (212) 929-5239; (212) 929-5708.